December 17, 2018

Michael A. Stivala
President and Chief Executive Officer
Suburban Propane Partners, L.P.
One Suburban Plaza
240 Route 10 West
Whippany, NJ 07981-0206

       Re: Suburban Propane Partners, L.P.
           Registration Statement on Form S-4
           Filed December 12, 2018
           File No. 333-228760

Dear Mr. Stivala:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Charles E. Dropkin, Esq.